October 19, 2005

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20459-6010

RE:      Alamo Group Inc.
            Form 10-K for the year ended December 31, 2004
            Filed March 11, 2005
            Form 10-Q for the quarter ended June 30, 2005
            File No.  001-13854

Dear Mr. Cascio,

In connection with the responses to our comments, the Company acknowledges that:

-    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses will provide you with the information you need.  Please call me if you need any further information at (830) 372-9620.

Sincerely,

Richard J. Wehrle
Vice President and Controller

cc:       Mr. Ronald A. Robinson, President and CEO of Alamo Group Inc.
           Mr. David Morris, Chairman of the Audit Committee of Alamo Group Inc.